   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 1996
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                               (AMENDMENT NO.   )

                               PRIME INCOME TRUST
                                (Name of Issuer)

                               PRIME INCOME TRUST
                      (Name of Person(s) Filing Statement)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   920914-108
                     (CUSIP Number of Class of Securities)
                              Sheldon Curtis, Esq.
                               Prime Income Trust
                             Two World Trade Center
                              New York, N.Y. 10048
                                 (212) 392-1600

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                            ------------------------

                               FEBRUARY 21, 1996
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            ------------------------

                           CALCULATION OF FILING FEE
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TRANSACTION VALUATION $40,000,000 (A)           AMOUNT OF FILING FEE: $8,000 (B)
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(a)  Calculated as the aggregate maximum purchase price to be paid for 4,000,000 shares in the offer.

(b) Calculated as 1/50 of 1% of the Transaction Valuation.

 / / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: ____________________________________________________
    Form or Registration No.: __________________________________________________
    Filing Party: ______________________________________________________________
    Date Filed: ________________________________________________________________

                                                               Exhibit Index
                                                               Located on Page 5

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
ITEM 1.  SECURITY AND ISSUER.

    (a) The name of the issuer is Prime Income Trust, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust") under the name "Allstate Prime Income Trust". The name was changed to its present form effective March 1, 1993. The principal executive offices of the Trust are located at Two World Trade Center, New York, N.Y. 10048.

    (b) The title of the securities being sought is common shares of beneficial interest, par value $.01 per share (the "Common Shares"). As of February 9, 1996 there were approximately 65,776,742 Common Shares issued and outstanding.

    The Trust is seeking tenders for up to 4,000,000 Common Shares, at the net asset value per Common Share, calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment. A copy of each of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively. Reference is hereby made to the Cover Page and Section 1 "Price; Number of Common Shares" of the Offer to Purchase, which are incorporated herein by reference. The Trust has been informed that no trustees, officers or affiliates of the Trust intend to tender Common Shares pursuant to the Offer.

    (c) The Common Shares are not currently traded on an established trading market.

    (d)  Not Applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) Reference is hereby made to Section 12 "Source and Amount of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Trust," Section 11 "Certain Effects of the Offer" and
Section 12 "Source and Amount of Funds" of the Offer to Purchase, which are incorporated herein by reference. In addition, the Trust regularly purchases and sells assets in its ordinary course of business. Except as set forth above, the Trust has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Trust or the disposition of securities of the Trust; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Trust; (c) a sale or transfer of a material amount of assets of the Trust; (d) any change in the present Board of Trustees or management of the Trust, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Trust; (e) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust; (f) any other material change in the Trust's structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by
Section 13 of the Investment Company Act of 1940; (g) any changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person;
(h) a class of equity securities of the Trust being delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity security of the Trust becoming eligible for termination of registration under the Investment Company Act of 1940; or (j) the suspension of the Trust's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

    Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase and the financial statements included as part of Exhibit
(a)(1)(ii) attached hereto, which are incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Common Shares of the Trust that were effected during the past 40 business days by the Trust, any executive officer or Trustee of the Trust, any person controlling the Trust, any executive officer or director of any corporation ultimately in control of the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference. Except as set forth therein, the Trust does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Trust, any of the Trust's executive officers or Trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any person with respect to any securities of the Trust (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    No persons have been employed, retained or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer.

ITEM 7.  FINANCIAL INFORMATION.

    (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

    (a) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference.

    (b)-(d)  Not applicable.

    (e) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)(i)  Advertisement printed in THE WALL STREET JOURNAL National Edition.
    (ii)   Offer to Purchase (including Financial Statements).
   (iii)   Form of Letter to Shareholders who have requested Offer to Purchase.
(a)(2)     Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number).
(b)        Not applicable.
(c)(1)     Hold  Harmless Agreement between  the Trust and  Dean Witter Reynolds
            Inc. dated May 2, 1990 previously filed as Exhibit (c)(1) to the Trust's Schedule 13E-4 on May 22, 1990 and via EDGAR on December 20, 1993.
(c)(2)     Form  of Depositary Agreement between the Trust and Dean Witter Trust
            Company dated as of February 9, 1996.
(c)(4)     Form of Administration Agreement  dated December 31, 1993  previously filed via EDGAR on February 14, 1994.
(d)-(f)    Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRIME INCOME TRUST

                                                    /s/ SHELDON CURTIS

                                          --------------------------------------
                                                      Sheldon Curtis
                                               Vice President and Secretary

February 16, 1996

                                 EXHIBIT INDEX

EXHIBIT                                  DESCRIPTION                           PAGE
---------------  ------------------------------------------------------------  -----
(a)(1)(i)        Advertisement printed in THE WALL STREET JOURNAL National
                  Edition....................................................
(a)(1)(ii)       Offer to Purchase (including Financial Statements)..........
(a)(1)(iii)      Form of Letter to Shareholders who have requested Offer to
                  Purchase...................................................
(a)(2)           Form of Letter of Transmittal (including Guidelines for
                  Certification of Tax Identification Number)................
(c)(1)*          Hold Harmless Agreement.....................................
(c)(2)           Form of Depositary Agreement between the Trust and Dean
                  Witter Trust Company.......................................
(c)(3)**         Form of New Investment Advisory Agreement dated June 30,
                  1993.......................................................
(c)(4)***        Form of Administration Agreement dated December 31, 1993....
(c)(5)**         Form of New Distribution Agreement dated June 30, 1993......

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    *Previously  filed by the  Trust as an  exhibit to Schedule  13E-4 which was filed with the Commission on May 22, 1990 and via EDGAR on December 20, 1993.
   **Previously  filed as an exhibit  to Schedule 13E-4 via  EDGAR on August 17,
     1993.
  ***Previously filed as an exhibit to Schedule 13E-4 via EDGAR on February 14, 1994.